EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	For the three months ended March 31,	For the twelve months ended December 31,
	2016	2015	2014	2013	2012	2011
	(Dollars in millions)
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$152.5	$631.7	$566.1	$523.5	$428.5	$405.4
Add: Fixed charges (from below)	22.7	72.7	76.6	78.6	63.0	62.7
Add: Amortization of capitalized interest	0.1	0.5	0.4	0.4	0.4	0.5
Add: Distributed income of equity investee	3.0	7.0	7.7	4.0	1.9	—
Subtract: Capitalized interest expense	0.6	0.8	0.5	0.3	0.4	0.5
Total earnings	$177.7	$711.1	$650.3	$606.2	$493.4	$468.1
Interest charged to expense	$20.1	$63.8	$68.6	$70.2	$55.4	$55.1
Capitalized interest expense	0.6	0.8	0.5	0.3	0.4	0.5
One-third of rent expense	2.0	8.1	7.5	8.1	7.2	7.1
Total fixed charges	$22.7	$72.7	$76.6	$78.6	$63.0	$62.7
Ratio of earnings to fixed charges	7.8x	9.8x	8.5x	7.7x	7.8x	7.5x